FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May  2014 No 2.

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On May 15, 2014, the registrant presented an overview following the release of the results for the first quarter of 2014, as attached herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 15, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Corporate Overview
Following Q1 2014 Results
May 15, 2014

Disclaimers
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies from
Tower’s merger with Jazz, customer benefits, costs savings, financial guidance, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, as well as other risks applicable to both Tower and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange
Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower and Jazz's respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this presentation and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.
A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect Tower or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-4, F-3 and 6-
K, as were filed with the SEC and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Actual results may differ materially from those projected or implied by such forward-looking statements. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Financial Highlights

Q1 2014 Financial Highlights
▪Revenues of $132.7
▪EBITDA of $27.5 million
▪GAAP net profit of $39 million

Q1 2014 Financial Highlights
▪ Revenues of $132.7 million as compared with $112.6 million in the first quarter of
 2013, an increase of 18%
 – Organic (non Micron) growth of 27%
▪ EBITDA of $27.5 million or 21% of revenues, an increase of 84% as compared with
 $15 million or 13% of revenues in Q1’13
▪ GAAP net profit of $39 million, representing $0.81 per share, including:
 – $150 million one-time net gain from the high value of TowerJazz Panasonic
 Semiconductor (“TPSC”), the new company established by Panasonic in Japan
 – One-time restructuring costs and impairment of $71M relating to the Nishiwaki (Japan)
 facility cessation of operations
 – One-time expense resulting from the restructuring of the Jazz’s notes of $7M net
▪ Cash, short-term deposits and designated deposits as of March 31, 2014 were
 $183 million compared with $123 million as of December 31, 2013
▪ Shareholders' equity as of March 31, 2014 was $200 million as compared with $141 million as of December 31, 2013.

Q1 & 2014
Customer and Market vectors

Forecasted continuous growth
Forecasted continuous growth
Q1'13
Q1'14
Q4'14

Top 10 customer growth is represented by all 5 business units

* Data excludes Micron contract, expiring mid 2014 and any Panasonic revenues
TowerJazz revenue growth from top 10 customers
Only 2 customers exceeded 4%:
biggest customer 12%

Market Growth
▪ Pure play foundry Y/Y market weighted average growth
 in Q1’14: ~10%
▪ TowerJazz Q1’14 Y/Y growth: 18%, organic growth 27%

180
160
140
120
100
80
60
40
20
0
117
131
168
Q1
2012
Q1
2013
Q1
2014

Customer mask sets entering our foundries

A Revolutionary Foundry Concept

TowerJazz Announces Completion and Kick-off
of its Joint Venture with Panasonic
Corporation

Joint Venture to include three Semiconductor Factories in Japan, Manufacturing of
Panasonic and Additional Products

Will Enable Greater than $900 Million Revenue Annual Run Rate Commencing Q2
2014, and Japanese Operations Consolidation which will Reduce Approximately $130
Million of Present Annualized Fixed Cost
(April 1, 2014)

Enabling at least $1B of annual revenues

Highlights of the Deal
• TowerJazz to hold 51% of the TowerJazz Panasonic Semiconductor Company (“TPSC”)
• Provides TowerJazz with incremental annual revenues of approximately $400 million, initially can vary quarterly from approximately $90-105 million
• Substantial capacity for additional foundry business growth
• Added available capacity of about 1 million wafers per year (8 inch equivalent) in three manufacturing facilities in Japan
• Panasonic committed to acquire its products from the TPSC for a period of at least 5 years of volume production
• Expanding TowerJazz leadership to include a state of the art 300 mm analog technology fab including best of class 65nm CMOS image sensor dark current and quantum efficiency performance and additional 45 nm digital technology
• Transaction completed on March 31, 2014.

Tower
Semiconductor
(Fab1+2; Israel)
100%
Jazz
Semiconductor
(Fab3; USA)
51%
TowerJazz Panasonic
(3 Fabs; Japan)
100%
Nishiwaki
(Fab4; Japan)

TOWERJAZZ

Corporate Ownership Structure
Ceasing by the
end of 2014

Ceasing Nishiwaki Operations
▪ TPSC provides more available CMOS capacity than the
 Nishiwaki factory
▪ TPSC comes with strong and long term supply
 agreement with Panasonic
▪ Ceasing Nishiwaki operations will reduce ~$130 million
 of annualized fixed costs
▪ All continuing business deals are being transferred to
 TowerJazz or TPSC

Tower Semiconductor
(Fab1+2; Israel)
100%
Jazz Semiconductor
(Fab3; USA)
51%
TowerJazz Panasonic
(3 Fabs; Japan)
100%
Nishiwaki
(Fab4; Japan)

Corporate Ownership Structure

CEO
G. Eristoff
CFO
H. Matsuda
COO
Y. Nagano
CTO
T. Sasaki
VP Sales
T. Notsu
Y. Kiri-Dembo

TOWERJAZZ

TPSC Management

Mr. Yoshihisa Nagano, COO, TPSC

Arai
Uozu
Tonami
Nagano
Tokyo
Technology, Sales, Support
Kyoto
Osaka

TowerJazz Panasonic Locations

* Location chosen due to very
clean water and geologic stability

TowerJazz Panasonic Plants Overview
Toyama Prefecture
Toyama Prefecture
Niigata
Prefecture
Niigata
Prefecture
Arai
Uozu
Sea of
Japan
Sea of
Japan
Tonami
22K WSPM* 45nm-65nm
- 45-65LP CMOS
- 65 RFCMOS
- MOS Image Sensor
* 200mm equivalent
15K WSPM 110nm-130nm
- 110nm Analog IC/SLSI
- MOS Image Sensor
- Thick Cu RDL Line
48K WSPM 150nm-350nm
- Power (BCD, FET, IGBT)
- Non Volatile Memory
- CCD Image Sensor
200mm
200mm
State-of-the-art
300mm

Tonami
Arai
Uozu
(V)
1000
100
10
1
Breakdown Voltage
Drive Voltage
IPD
(Power Control IC)
IGBT
Display Driver(PDP)
Analog IC
MCP
Trench MOS
-DCDC
(PSU)
Display Driver (PDP)
Discrete
CCD
Image Sensor
8/32bit MCU
DSP(Infotainment)
ASSP-Logic
HDMI
CMOS Sensor
DSP(DTV/DVD)
MCU
4.0um
2.0um
1.0um
0.6um
300nm
180nm
90nm
65nm
45nm
Design Rule

TOWERJAZZ

Various technologies including power devices with 1.2V-600V drive voltage.
TowerJazz Panasonic Strong Offering Serving
Many Device Applications

Very strong offerings tailored to meet variety of end
system integration applications

Image Sensor
Power Device/PMIC
MCU､LSI､DSP
System LSI
Analog IC
Optical Devices
Mobile
Comm
Automotive
Infocomm,
PC Peripherals
Security
Healthcare
AV
Multiple Innovative Technologies and Process
Solutions to support end market applications

45nm
65nm
90nm
0.11um
0.13um
0.16/0.152um
0.18um
0.25/0.35/0.50um
MEMS
SiGe-Based
Logic
MS/RF, SOI CMOS
HVCMOS
BCD/PM
CIS/CCD
TowerJazz Production
TPSC Production
TowerJazz Panasonic Development
TJ & TPSC Production

TOWERJAZZ

TowerJazz Panasonic Combined Portfolio

Why did we want this?
▪ Multiple world leading
 technology platforms
▪ 300mm best in the world
 CIS Smart-FSI
▪ High Capacity
▪ Best of the best in quality
▪ Analog system leader
▪ Cost effective low mask count
 flows
▪ Large CIS customer base,
 desiring Panasonic QE and low
 DC for their designs
▪  Diversified customer base
 enabling high utilization
▪ Flexibility and customization
▪ Analog foundry leader
We trust TowerJazz
Complimentary capabilities creating excellent synergy

Financial Statements

TowerJazz - Balance Sheet (in millions of $)
	March 31, 2014	December 31, 2013
CURRENT ASSETS
Cash, deposits & designated deposits	183	123
Trade accounts receivable	83	80
Other receivables	13	11
Inventories	94	65
Other current assets	60	11
Total Current Assets	433	290
Long-term investments	14	14
Property and equipment, net	484	350
Intangible assets, Net	27	33
Goodwill	7	7
Other assets, Net	10	12
TOTAL ASSETS	975	706
CURRENT LIABILITIES
Short-term debt	46	36
Trade accounts payable	74	66
Employee related liability, incl. Nishiwaki retirement allowance	80	26
Deferred tax liability	17	--
Other current liabilities	29	11
Total Current Liabilities	246	139
Panasonic loan	85	-
Long-term debt	302	317
Employee related liabilities	16	65
Deferred tax liabilities	73	14
Other long-term liabilities	46	30
TOTAL LIABILITIES	768	565
Minority rights	7	--
Shareholders’ Equity	200	141
TOTAL LIABILITIES & EQUITY	975	706

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	March 31,		March 31,				March 31,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$132,653	$112,647	$--		$--		$132,653	$112,647

COST OF REVENUES	88,162	78,947	40,241	(a)	31,125	(a)	128,403	110,072

GROSS PROFIT	44,491	33,700	(40,241)		(31,125)		4,250	2,575

OPERATING COSTS AND EXPENSES

Research and development	7,155	9,347	288	(b)	148	(b)	7,443	9,495
Marketing, general and administrative	9,866	9,403	950	(c)	642	(c)	10,816	10,045
Nishiwaki Fab restructuring costs and impairment	--	--	71,459		--		71,459	--
Amortization related to a lease agreement early termination	--	--	--		1,866	(d)	--	1,866

	17,021	18,750	72,697		2,656		89,718	21,406

OPERATING PROFIT (LOSS)	27,470	14,950	(112,938)		(33,781)		(85,468)	(18,831)

INTEREST EXPENSES, NET	(8,113)	(8,027)	--	(e)	--	(e)	(8,113)	(8,027)

OTHER FINANCING INCOME (EXPENSE), NET	--	--	(20,117)	(e)	986	(e)	(20,117)	986

GAIN FROM ACQUISITON	--	--	149,926		--		149,926	--

OTHER INCOME (EXPENSE), NET	139	(260)	--		--		139	(260)

PROFIT (LOSS) BEFORE INCOME TAX	19,496	6,663	16,871		(32,795)		36,367	(26,132)

INCOME TAX BENEFIT (EXPENSE)	--	(190)	2,454	(f)	3,171	(f)	2,454	2,981

NET PROFIT (LOSS) FOR THE PERIOD	$19,496	$6,473	$19,325		$(29,624)		$38,821	$(23,151)

NON-GAAP GROSS MARGINS	34%	30%

NON-GAAP OPERATING MARGINS	21%	13%

NON-GAAP NET MARGINS	15%	6%

History and Horizon

$M
1200
1000
800
600
400
200
0
2005
2013
Current Run Rate
Existing Capacity Capability
Incremental models

History and Horizon

$M
0
200
400
600
800
1000
1200
2005
2013
Current Run Rate
Existing Capacity Capability
Incremental models

TOWERJAZZ

Predominantly
a digital 2nd/
3rd source

$M
1200
1000
800
600
400
200
0
2005
2013
Current Run Rate
Existing Capacity Capability
Incremental models

TOWERJAZZ

2010-2013 established analog
leadership; growing revenues
above $500M; acquire new 1st-
tier business (e.g. Samsung,
Skyworks, Avago)
Incremental new business models
outside of std capacity (infra red
commercial cameras in specialty
annex, high margin service
contracts (India)

$M
1200
1000
800
600
400
200
0
2005
2013
Current Run Rate
Existing Capacity Capability
Incremental models

TOWERJAZZ

Joined with Panasonic, an undisputed
analog systems leader:
Expanded offering
Best in the world high end camera
performance
Substantial added capacity to fulfill
over demand of organic growth,
including state-of-the-art 300mm
facility

$M
1200
1000
800
600
400
200
0
2005
2013
Current Run Rate
Existing Capacity Capability
Incremental models

TOWERJAZZ

Strong organic growth
and capability to fulfill
TowerJazz factories
Substantial customer
engagements in TPSC,
towards capacity
fulfillment within the
coming years

1200
1000
800
600
400
200
0
$M
2005
2013
Current Run Rate
Existing Capacity Capability
Incremental models

TOWERJAZZ

India consortium;
Possibility of additional
300mm capacity at low cost;
Infra red commercial
potential;
New knocking opportunities